Contacts: Lisa Bliss	Peter Cauley	Sarah Williams
Marketing Co-ordinator	Chief Financial Officer	Brodeur Worldwide
PointBase, Division of DataMirror	DataMirror	617-585-2780
408-961-1152	905-415-0310 ext. 271	swilliams@brodeur.com
lbliss@datamirror.com	pcauley@datamirror.com

DataMirror Joins Symbian Platinum Program

DataMirror’s PointBase Micro™and PointBase UniSync™Products Help Drive
Symbian OS™ Enterprise Mobility Market

JAVAONE, SAN FRANCISCO, CA – (June 28, 2004)– DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration solutions, today announced that it has joined the Symbian Platinum Partner™ Program to support the growing market for smartphones based on Symbian OS™. DataMirror’s Java database and bi-directional synchronization technology supports enterprise mobility solutions on the J2ME™ platform and is available to the world’s leading handset manufacturers that rely on the Symbian™ industry standard open operating system for smartphones.

According to Gartner, enterprises are expected to deploy 80 percent more mobile applications in the field by the end of 2004 (0.7 probability) (Gartner, 19 November 2003: “Mobile Application Development Slated for Growth in 2004,” W. Clark et al.). DataMirror’s PointBase®solutions offer the Symbian community of leading technology innovators robust, Java-based data storage and synchronization with corporate databases to accelerate productivity and better support mobile workers.

“Our partnership with Symbian is an important step in the growth of DataMirror’s mobile strategy,” says Nigel Stokes, CEO, DataMirror. “As a Symbian Platinum Partner, we are empowered to strengthen our global relationships with enterprise customers, developers, mobile phone manufacturers, and network operators to increase the adoption of mobile enterprise applications.”

As a Symbian Platinum Partner, DataMirror has privileged access to a wide range of commercial services, including technical support and joint marketing opportunities as well as access to part of the Symbian OS source code, which allows DataMirror to help enterprises effectively manage and deliver data on Symbian OS mobile phones.

“We are delighted to welcome DataMirror to the Symbian Platinum Program,” says Jerry Panagrossi, Vice President of US Operations, Symbian. “With the leading data management solutions for Symbian OS, the PointBase end-to-end platform enables developers to expedite the development of enterprise solutions by using common standards such as SQL and JDBC and, in turn, extend enterprise mobility to the smartphone market with Symbian OS-based phones.”

About DataMirror’s PointBase Technology

DataMirror’s PointBase technology includes leading Java data management and synchronization for the embedded database and data mobility markets. PointBase products are used in Java server applications and are also embedded within Java applications.

PointBase Micro is an ultra compact, 100% Java mobile database for enterprise mobility, which eliminates the need for constant wireless connectivity by providing a local database on each user's mobile device. PointBase UniSync is a powerful, bi-directional synchronization solution for data on-the-go that allows mobile workers to synchronize relevant information from corporate back-end systems.

DataMirror’s PointBase family of products is the preferred choice for Java mobile data applications found on laptops, PDAs, and other mobile devices. Customers include: Sun Microsystems, BEA Systems, and Macromedia. For more information on DataMirror’s PointBase products, call 408-961-1100 (toll free: 1-877-238-8798), e-mail sales@pointbase.com, or visit www.pointbase.com/prsymbian.

About the Symbian Platinum Partner Program

The Symbian Platinum Partner Program includes companies that have a technology or strategic position that is key to the success of mobile computing technology surrounding Symbian OS. As part of the program, Symbian Platinum Partners benefit from a range of commercial services, privileged access to Symbian OS source code, and a dedicated Partner Support team. For more information, please visit http://www.symbian.com/partners/platinum.html.

About Symbian Ltd.

Symbian is a software licensing company that develops and licenses Symbian OS, the global open industry standard operating system for advanced, data-enabled mobile phones. Symbian licenses Symbian OS to the world’s leading handset manufacturers. The following Symbian OS licensees have Symbian OS-based mobile phones in production and development: Arima, BenQ, Fujitsu for NTT DoCoMo FOMA, Motorola, Nokia, Panasonic, Sendo, Siemens, Samsung, and Sony Ericsson. In 2003, over 6.67 million Symbian OS-based mobile phones were sold worldwide and more than 12 million have been sold to date. Symbian has its headquarters in London, United Kingdom, with offices in the United States, Europe, and Asia. For further information about Symbian and its forthcoming annual tradeshowExposium04 – The Smartphone Show, please visit www.symbian.comor e-mail press@symbian.com.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. Over 1,800 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Mobile Solutions, Inc. PointBase and the PointBase family of related marks are the exclusive property and registered and unregistered trademarks of DataMirror Mobile Solutions, Inc. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. PointBase, the PointBase logo, DataMirror, and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. Java and J2ME are trademarks of Sun Microsystems, Inc. in the United States and other countries. Symbian, Symbian OS, Symbian Platinum Partner, and all Symbian based marks and logos are trademarks of Symbian Software Limited. All other products and services mentioned are trademarks of their respective companies.